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                                                                    Exhibit (vi)
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October 27, 2000

Marc C. Breslawsky

RE:  Letter of Agreement

Dear Marc:

This letter agreement is intended to set forth the commitments Pitney Bowes (the "Company") intends to undertake if the Company both establishes a new legal entity to operate the majority of the Company's existing Office Systems Division business (the "Business") and spins off the Business in a separate transaction to be determined in the future. For purposes of this Agreement, the spin-off Business shall be referred to as "Spinco."

  The Company shall offer you the position of Chief Executive Officer of Spinco. During your employment with the Company, you agree to perform the duties of Chief Executive Officer of Spinco in addition to your duties of Chief Operating Officer of the Company without any additional compensation. Immediately prior to the spin off of the Business in a separate transaction, you will assume the duties of the Chief Executive Officer of Spinco on a full-time basis and your compensation, benefits and incentive package as the full-time Chief Executive Officer of Spinco shall be as follows:

     1.   Salary.  Your annual salary shall be $825,000.

     2. Annual Incentive. You will be eligible to participate in Spinco's annual incentive compensation program. For the first full fiscal year of your employment, you shall be entitled to a minimum incentive award of $577,500, the equivalent of 70% of your salary, and a maximum award of $1,072,500, the equivalent of 130% of your salary, depending upon the achievement of performance targets established by Spinco's Board of Directors.

     3. Long-Term Incentive. You shall be eligible to participate in Spinco's Long-Term Incentive Plan. You shall be eligible for a minimum award of $625,000 and a maximum of award $1,250,000, depending upon Spinco's achievement of performance goals established by the Board of Directors of Spinco for multi-year cycles.
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          The payment shall be made at the end of each performance cycle in accordance with the terms of the plan.

     4. Equity. You may be granted stock options in Spinco at the discretion of Spinco's Board of Directors.

     5. Benefits. During the period of your employment, you shall be eligible to participate in Spinco's benefits programs which are made available to Spinco employees of equal status.

     6. Welfare Benefits. During your employment, you and your eligible dependents shall be eligible to participate in Spinco's group medical and dental plans which are made available to Spinco employees of equal status.

You understand and agree that immediately prior to the spin-off, the terms and conditions of your employment with Spinco may be reflected in a formal written document, which would contain the compensation terms herein and would be subject to the approval of the Spinco Board following the spin-off. In the event the Business is not spun-off, this agreement imposes no further independent obligations upon the Company with respect to your employment or termination of employment by the Company.

This agreement shall be effective as of the date you sign the agreement and shall continue in effect until you are notified in writing by me that the agreement ceases to be effective as of a date I shall specify in the notice.

Sincerely,



Michael J. Critelli
Chairman and
Chief Executive Officer

Agreed to and Accepted by:

______________________
   Marc C. Breslawsky

______________________
   DATE

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